Exhibit 12.1

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2011	2012	2013	2014	2015	2016

Earnings
Income before taxes	$1,331	$1,458	$1,319	$981	$1,121	$576
Add: Fixed charges	17	13	69	221	217	136
Total Earnings (1)	$1,348	$1,471	$1,388	$1,202	$1,338	$712

Fixed Charges
Interest expense	$4	$1	$56	$201	$197	$113
Discounts and capitalized expenses related to indebtedness	—	—	1	7	7	12
Interest component of rental expense	13	12	12	13	13	11
Total Fixed Charges	$17	$13	$69	$221	$217	$136

Ratio of Earnings to Fixed Charges	79.3	113.2	20.1	5.4	6.2	5.2

(1) For purposes of computing the ratios of earnings to fixed charges, earnings represent income (loss) before income taxes and fixed charges less interest capitalized. Fixed charges consist of interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness, interest capitalized and a reasonable approximation of the interest component of operating lease expense.